

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2020

Lawrence M. Blatt, Ph.D
Chief Executive Officer
Aligos Therapeutics, Inc.
One Corporate Drive, 2nd Floor
South San Francisco, CA 94080

> **Re: Aligos Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.1(a), 10.1(b), 10.2(a), 10.2(b)**
> **Filed September 25, 2020**
> **File No. 333-249077**

Dear Dr. Blatt:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

> Sincerely,
>
> Division of Corporation Finance